Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

August 1, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10898
Inflation Hedge Portfolio, Series 54
(the “Trust”)
CIK No. 1977585 File No. 333-272856

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.If any of the ETFs or ETPs in the Trust’s portfolio are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, please add disclosure addressing the potential conflicts arising from and benefits to First Trust Advisors L.P. from the Trust’s investment in such ETFs.

Response: If the Trust has exposure to any Funds which are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, appropriate disclosure will be added to the Trust’s prospectus.

2.The Staff notes that the disclosure states that dividend yield is not a consideration for the ETP’s in the Trust’s portfolio; however, other disclosure states that the research department considers the consistency and reliability of the dividend. Please clarify that this does not apply to the ETPs in the Trust’s portfolio.

Response:In accordance with the Staff’s comment, the disclosure will be revised as follows:

“…the quality and character of the securities held by the Fund and ETP (considering the consistency and reliability of the dividend of the Fund and focusing on whether a Fund or ETP is efficient in offsetting the effects of inflation);”

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon